UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date: December 18, 2015

Commission File Number: 001-33414

Denison Mines Corp.

(Translation of registrant’s name into English)

1100-40 University Avenue, Toronto Ontario, M5J 1T1 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐         Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denison Mines Corp.

/s/ Dunia El-Jawhari
Date: December 18, 2015	Dunia El-Jawhari
Vice President, Legal and Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Technical Report on a Mineral Resource Estimate for the Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada dated November 25, 2015

99.2	Consent of Qualified Person

99.3	Consent of Qualified Person